




05037199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** AND ENDING **December 31, 2004**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Angeles Capital Group, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

611 West Sixth Street, Suite 1600
(No. and Street)

Los Angeles,   **California**   **90017**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Battison   **213-861-7444**
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation
(Name – if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260   **Los Angeles,   CA**   **90064**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____**William Battison**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Angeles Capital Group, LLC**_____ , as of _____**December 31**_____ , 20 **04**_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____**None**_____

RENEE S. HERSCOVICI
COMM. #1438570
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. Sept. 9, 2007

Notary Public

_____
Signature

Managing Director
Title

STATE OF California
COUNTY OF Los Angeles
SUBSCRIBED AND SWORN TO
BEFORE ME
THIS 24 DAY OF February 20 05
NOTARY PUBLIC

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition

- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

ANGELES CAPITAL GROUP, LLC
611 WEST SIXTH STREET, SUITE 1600
LOS ANGELES, CALIFORNIA 90017

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Angeles Capital Group, LLC as of December 31, 2004 and related statements of income, changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Angeles Capital Group, LLC as of December 31, 2004 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, CPA

Los Angeles, California
February 11, 2005

1

ANGELES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$ 17,955
Receivables – allowable	2,000
Receivable – non allowable	201,875
Deposit NASD-CRD	66
	$221,896

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 4,371
Members' equity	217,525
	$221,896

See the accompanying notes to the financial statements.

ANGELES CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Investment banking fees	$364,541
Reimbursed expenses and other income	666
Total revenues	365,207
Expenses – Page - 10	107,864
Income Before Income Tax	257,343
Tax Provision	1,700
Net Income	$255,643

See the accompanying notes to the financial statements.

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ 30,532
Capital contribution	32,400
Net Income	255,643
Distributions	(101,050)
Balance, December 31, 2004	$ 217,525

See the accompanying notes to the financial statements.

4

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 255,643
Adjustments to reconcile net income to net cash from operating activities	
Changes in operation assets and liabilities	
Receivables	(199,843)
Deposits	(40)
Accrued expense	706
Net cash from operating activities	56,466
Cash flows from financing activities	
Capital contribution	32,400
Distributions	(101,050)
	(68,650)
Net decrease in cash	(12,184)
Cash, beginning of year	30,139
Cash, end of year	$ 17,955
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 800
Interest paid	--

See the accompanying notes to the financial statements

ANGELES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Angeles Capital Group, LLC (the "Company") is a registered broker-dealer licensed by the United Sates Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company provides investment banking services for established and emerging companies. These services include consultation and assistance with private and public offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received.

Income Taxes. The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2004, the Company's net capital of $15,584 was $10,584 in excess of the amount required by the SEC. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 – <u>EXEMPTION FROM THE SEC RULE 15C3-3</u>

Angeles Capital Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Angeles Capital Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

ANGELES CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL
    Total ownership equity from statement of
        financial condition $ 217,525
    Less: Non allowable assets
        Receivables   (201,875)
        Deposits   (66)

    NET CAPITAL $ 15,584

COMPUTATION OF NET CAPITAL REQUIREMENTS
    Minimum net aggregate indebtedness-
        6-2/3 of net aggregate indebtedness $ 293

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 5,000

    EXCESS CAPITAL $ 10,584

Excess net capital at 1000% (net capital less 10% of
    aggregate indebtedness) $ 15,147

COMPUTATION OF AGGREGATE INDEBTEDNESS
    Total liabilities $ 4,371

    Percentage of aggregate indebtedness to net capital   28%
    Percentage of debt to debt-equity to total
        computed in accordance with Rule 15c 3-1(d)   NA

RECONCILIATION
The following is a reconciliation, as of December 31, 2004 of the above net
capital computation wit the Company's corresponding unaudited computation
pursuant to Rule 179-5(d)(4):

    Unaudited Net Capital $ 16,483
    Record State LLC Tax   (900)
    Rounding   1
    Audited Net Capital $ 15,584

See the accompanying notes to the financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 11, 2005

ANGELES CAPITAL GROUP, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

Advertising expense	$ 3,759
Bad debt	4,032
Bank service charges	10
Commissions	33,290
Computer network service	832
DSL	64
Electronic services subscription	418
Expense reimbursement	314
Licenses and permits	1,995
Licensing and registration, NA	2,550
Membership and dues, other	450
Miscellaneous	645
NASD fees	850
Office supplies and photocopying	1,299
Postage and delivery	1,706
Printing and reproduction	2,121
Professional fees	21,251
Rent – office	24,277
Taxes	955
Telephone	2,436
Travel and entertainment	4,544
Website expense	66
Total Expense	$107,864

See the accompanying notes to the financial statements.

10

PART II

ANGELES CAPITAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Angeles Capital Group, LLC (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

11

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
February 11, 2005